Exhibit 99.2

Power of Attorney To Pixie Dust Technologies Co., Ltd. Number of voting rights 1. I hereby appoint as my agent and authorize the power to excercise voting rights as regards following matters. (Agent to be designated by Pixie Dust Technologies.) Attending the extraordinary general meeting of shareholders of Pixie Dust Technologies Co., Ltd. held on April 26, 2024, and exercising the voting rights regarding the proposal on the right according to my instructions (marked with a circle). 2. However, if I do not indicate my approval or disapproval of a proposal, or if a revised proposal is submitted to the original proposal, a carte blanche is given. Appointment of sub-agent yyyy/mm/dd 0 0 0 0 Agenda for the original agenda Approval Disapproval Number of voting rights Number of shares owned Pixie Dust Technologies Co., Ltd. Extraordinary general meeting of shareholders attendance ticket When attending the general meeting of shareholders, submit this vote as a proxy. Please submit it to the venue reception without separating it from the power of attorney. Please be sure to cut out the original form when mailing the power of attorney. seal